

November 13, 2013

Via E-mail
Mr. Cesar Baez
President and Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

> **Re:** **BGS Acquisition Subsidiary, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 5, 2013**
> **File No. 333-191030**

Dear Mr. Baez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

> After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 29, 2013. It is still unclear what the basis is for projecting 9,400 tests per month by the end of 2015. It appears from your revised disclosure on page 63 that you recently experienced volume of below 40 per month selling the test that was launched over 2 years ago. Please revise to further clarify the bases and assumptions underlying your projected growth in human testing services.

2. We note your response to comments 1 and 15 and the statement that there "will be $6.0 million" available for the surviving company. We also note, however, the reference to conditions on page 3 and the statement that "the first two of which are completely unwaivable." Please revise page 24 and where appropriate to address the extent to which the $6.0 million condition could be waived in whole or in part.

Summary of the Prospectus, page 1

3.   We note your response to comment 5 and disclosure indicating that the first billable PGx
        test was completed in July 2011. We are unable to locate where you summarize the
        historical efforts that TransnetYX or Harmonyx made to prove the commercial viability
        of the Harmonyx business. In that regard, we note disclosure on pages 20 and 47 that the
        Harmonyx business has "yet to prove its commercial viability." Please revise to further
        clarify the commercialization efforts, any material changes expected to be made to those
        efforts, and the approximate date when Harmonyx commenced directed marketing
        toward physicians, as disclosed on page 60.

Risk Factors, page 16

4.   We note your response to comment 10 in our letter dated October 29, 2013, and we
        partially reissue the comment. Please revise to include qualitative and quantitative
        disclosure relevant to the risks in the event you do not consummate the business
        combination. In that regard, we note that you deleted all the risk factors under the Risk
        Factors Relating to the Failure to Consummate the Business Combination section
        beginning on page 32 of the Form S-4 filed on September 6, 2013.

TransnetYX Business, page 54

5.   We note the revised disclosure on pages 54 and 64 that the "PGx business will reach
        breakeven at 750 tests per month and will achieve revenue equal to Laboratory Animal
        Genotyping business at 3,900 tests per month." To place this statement in context, please
        disclose here and on page 64 how many tests the PGx business averaged per month
        during the twelve months ended December 31, 2012 and the six months ended June 30,
        2013, and discuss the company's bases and assumptions underlying the expected
        breakeven time period.

6.   We note your response to comment 16 and revised disclosure indicating that animal
        testing is "a more complex process." Please revise to address the relative level of cost
        and complexity involved in developing additional human tests to supplement the current
        Plavix-focused test.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
TransnetYX, page 61

Revenue, page 63

7.   We partially reissue comment 22 in our letter dated October 29, 2013. Please revise to
        address the material assumptions underlying the statement that increased sales of PGx
        "would likely have a material favorable impact on its net sales and revenues." In that
        regard, please quantify the average cost per PGx test and the percentage increase in PGx

test volume on a monthly basis that would be necessary to achieve "breakeven" and revenue equal to the Laboratory Animal Genotyping business.

Index to Financial Statements, page F-1

8.   Please update the financial statements of TransnetYX as of and for the nine months ended September 30, 2013 and related disclosure in your next amendment to comply with Item 17(b)(8) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Heather Carmody, Esq.